Exhibit 12.1

LORILLARD, INC. AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

(In millions)

	Year Ended December 31,
	2011	2010	2009	2008	2007
Earnings from continuing operations before income taxes	$1,770	$1,635	$1,519	$1,434	$1,383

Add:
Fixed Charges	125	94	27	—	—

Earnings available for fixed charges	$1,895	$1,729	$1,546	$1,434	$1,383

Fixed Charges:
Interest expense, net of interest rate swaps:	$125	$94	$27	$—	$—

Fixed Charges	$125	$94	$27	$—	$—

Ratio of earnings to fixed charges	15.2	18.4	57.3	n/m	n/m